May 25, 2012

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Ms. ONeal-Johnson:

This letter responds to the comments on Post-Effective Amendment No. 60 to the Registrant’s registration statement on Form N-1A on behalf of the Henderson Dividend Income Builder Fund filed on EDGAR on April 5, 2012 that were provided to me by telephone on May 14, 2012 by the Securities and Exchange Commission (the “Commission”).

1.         Comment:  The Commission has requested that the Registrant include the contingent deferred sales charge (CDSC) of 1.00% for Class A shares in the “Summary-Fees and Expenses Table”.  This CDSC is described in the section entitled “Description of Share Classes-Applicable Sales Charge-Class A Shares” of the Prospectus for the Fund, footnote*** discloses that “Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. Please note if a client or financial intermediary is unable to provide account verification on purchases receiving million dollar breakpoints due to rights of accumulation, sales commissions will be forfeited. Purchases eligible for sales charge waivers as described under “Sales Charge Waivers – Class A Shares” are not eligible for sales commissions on purchases of $1 million or more.”

Response:  The line item “Maximum Deferred Sales Charge (Load) (as a percentage of offering price) – Class A Shares” will be amended to read “None(a)”.  Footnote (a) will read:  “A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.”

The Registrant believes that it is appropriate to show the 1.00% deferred sales charge on Class A shares in a footnote and not in the line item because it only applies to a limited number of shareholders based on their particular circumstances.

2.         Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for the Fund, the Commission has requested that the Registrant confirm if the

Fund will have Acquired Fund Fees and Expenses.  If yes, please include the disclosure required by Instruction 3(f) of Item 3 of Form N-1A.

Response:  The Fund does not intend as part of its principal investment strategy to invest in acquired funds (as that term is defined in Item 3 of Form N-1A).  However, if the Fund does invest in any acquired funds the Fund will comply with the disclosure required for Acquired Fund Fees and Expenses as set forth in Instruction 3(f) of Item 3 of Form N-1A.

3.         Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for the Fund, the last sentence of footnote (d) states that “The Fund’s Expense Limitation Agreement will remain in effect through July 31, _____.”  Please confirm that the Expense Limitation Agreement is effective for at last a year from the date of the Prospectus as required by Instruction 3(e) of Form N-1A.  In addition, please confirm if such fee waiver allows for recoupments.

Response:  The Registrant will amend the sentence to read:  “The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2015.”  The waiver does not allow for recoupments.

4.         Comment:  The name of the Fund is Henderson Dividend Income Builder Fund.  The Commission believes that the name of the Fund should be clarified for investors since the phrase “dividend income” is confusing.  The Commission has suggested that the word “and” be added to the Fund name so the new name would be “Henderson Dividend and Income Builder Fund.

Response:  The Registrant will change the name of the Fund from “Henderson Dividend Income Builder Fund” to “Henderson Dividend & Income Builder Fund”.

5.         Comment:  The Commission has requested that the Registrant confirm that if the Fund writes or sells credit default swaps that the Fund will cover the full notional value of the instrument.

Response:  The Registrant confirms that the Fund will cover the full notional value with respect to a credit default swap transaction.

6.         Comment:  The Commission has requested that the Registrant revised the Fund’s disclosure in the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund to specify which type of derivative instrument the Fund may invest in and the corresponding risk for each such derivative instrument.  Please revise the disclosure accordingly.

Response:  The disclosure regarding derivatives will be revised to read as follows:

The Fund may engage in exchange-traded or over-the-counter derivative transactions to seek return, to generate income, to hedge against fluctuations in securities prices, interest rates or currency exchange rates, to change the effective duration of the portfolio, to manage certain investment risks, or as a substitute for the purchase or sale of securities or currencies. To the extent derivatives are used, the Fund expects to use them principally when seeking to hedge currency exposure using forward foreign currency contracts, to generate income from option premiums by writing covered call options on individual securities, to gain exposure to equity securities by using futures contracts on securities indices, to gain or limit exposure to equities by purchasing exchange-traded call or put options on individual securities, to obtain net long or net negative (short) exposures to selected interest rate, duration or credit risks using a combination of bond or interest rate futures contracts, options on bond or interest rate futures contracts, and interest rate, inflation rate and credit default swap agreements, However, the Fund may also purchase or sell other types of derivatives contracts. There is no stated limit on the Fund’s use of derivatives.

• Derivatives Risk. Derivatives involve special risks different from and potentially greater than, the risks associated with investing directly in securities and may result in greater losses. The successful use of derivatives depends on the managers’ ability to manage these sophisticated instruments, which require investment techniques and risk analysis different from those of other investments. Derivatives involve the risk of mispricing or improper valuation and the prices of derivatives may move in unexpected ways especially in unusual market conditions, and may result in increased volatility and unexpected losses. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses. Derivatives risk may be more significant when derivatives are used to enhance return or as a substitute for a cash investment position, rather than solely to hedge the risk of a position held by the Fund. When derivatives are used to gain or limit exposure to a particular market, market segment or asset class, their exposure may not correlate as expected to the performance of such market or asset class thereby causing the Fund to fail to achieve its original purpose for using such derivatives. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the manager’s potential inability to terminate or sell derivatives positions. A liquid secondary market many not always exist for a Fund’s derivative positions at any time. In fact, many over-the-counter instruments (instruments not traded on exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. Derivatives may also involve credit and interest rate risks. In addition, the risks associated with the use of derivatives are magnified to the extent that a larger portion of the Fund’s assets are committed to derivatives in general or are invested in a few types of derivatives.

7.         Comment:  In the section entitled “Changes in Policies and Additional Information-Changes in Policies” of the Prospectus for the Fund, please disclose whether the Fund will provide notice to the shareholders if the Fund changes its investment objective.

Response:  The Registrant will revise the disclosure as requested.

8.         SEC Comment:  In the section “Management of the Fund-Trustees and Officers” in the Statement of Additional Information for the Fund, please confirm that the other directorships held by each Trustee meets the requirements of Item 17 of Form N-1A.

Response:  The Registrant has included all other directorships held by the Trustees, not just those that meet the requirements of Item 17 of Form N-1A.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
cc:           C. Yarbrough

EXHIBIT A

[Henderson Global Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

In connection with a response being made on behalf of Henderson Global Funds (“Registrant”) to comments you provided by phone on May 14, 2012 with respect to Post-Effective Amendment No. 60 to the Registrant’s registration statement on Form N-1A (the “Amendment”) filed on EDGAR on April 5, 2012, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;
•	the effectiveness of the Amendment will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
•	the Registrant may not assert the effectiveness of the Amendment as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on May 14, 2012.  Please do not hesitate to contact the undersigned at (312) 915-9144 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher K. Yarbrough Christopher K. Yarbrough Secretary of Henderson Global Funds